UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): __

This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-259444) and registration statements on Form S-8 (File Nos. 333-242129, 333-242133 and 333-259852) of Freeline Therapeutics Holdings plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	September 30,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$136,377	$229,974
Account receivable	—	97
Prepaid expenses and other current assets	22,161	28,105
Total current assets	158,538	258,176
Property and equipment, net	10,141	8,608
Intangible assets, net	10	23
Other non-current assets	2,077	1,805
Total assets	$170,766	$268,612
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,665	$8,093
Accrued expenses and other current liabilities	12,303	10,719
Total current liabilities	17,968	18,812
Total liabilities	17,968	18,812
Commitments and contingencies (Note 9)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.00001 par value, 160,000,000 shares authorized as of September 30, 2021 and December 31, 2020; 35,814,255 issued and outstanding as of September 30, 2021 and 35,854,945 issued and outstanding as of December 31, 2020;	—	—
Deferred shares, £0.00001 par value; 107,825 and 144,517,898 shares authorized, issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	—	2
Deferred B shares, £0.001 par value; 0 authorized, issued and outstanding as of September 30, 2021 and 123,638,835 authorized, issued and outstanding as of December 31, 2020	—	153
Deferred shares, £100,000 par value; 1 authorized, issued and outstanding as of September 30, 2021 and 0 authorized, issued and outstanding at December 31, 2020	137	—
Additional paid-in capital	465,285	456,293
Accumulated other comprehensive loss	9,057	9,342
Accumulated deficit	(321,681)	(215,990)
Total shareholders’ equity	152,798	249,800
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$170,766	$268,612

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Nine Months Ended September 30,
	2021	2020
OPERATING EXPENSES:
Research and development	$70,827	$55,267
General and administrative	37,219	14,923
Total operating expenses	108,046	70,190
LOSS FROM OPERATIONS:	(108,046)	(70,190)
OTHER (EXPENSE) INCOME NET:
Other income, net	493	748
Interest income, net	350	144
Benefit from R&D tax credit	1,541	11,127
Total other income, net	2,384	12,019
Loss before income taxes	(105,662)	(58,171)
Income tax expense	(29)	(74)
Net loss	$(105,691)	$(58,245)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(2.96)	$(8.39)
Weighted average ordinary shares outstanding—basic and diluted	35,686,751	6,940,608

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Nine Months Ended September 30,
	2021	2020
Net loss	$(105,691)	$(58,245)
Other comprehensive loss:
Foreign currency translation adjustment	(285)	(2,162)
Comprehensive loss	$(105,976)	$(60,407)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	PREFERRED SHARES $0.00001 PAR VALUE		A-G ORDINARY £0.00001 PAR VALUE		ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		DEFERRED SHARES £0.001 PAR VALUE		DEFERRED SHARES £100,000 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT	AMOUNT	DEFICIT	EQUITY
Balance at December 31, 2019	106,081,025	$1	16,047,440	$—	—	$—	110,370	$—	—	$—	—	$—	$207,622	$(2,999)	$(119,667)	$84,956
Issuance of preferred shares, net of issuance costs	47,194,714	—	—	—	—	—	—	—	—	—	—	—	80,853	—	—	80,853
Issuance of ordinary shares	—	—	721,120	—	—	—	—	—	—	—	—	—	9	—	—	9
Issuance of ordinary shares to employees	—	—	266,583
Forfeiture of ordinary shares	—	—	(165,414)	—	(700)	—	1,946,358	—	—	—	—	—	—	—	—	—
Employee exchange of ordinary shares for share options	—	—	(1,780,944)	—	—	—	—	—	—
Subdivision of £0.001 nominal shares and reduction in deferred share capital, see Note 6	—	—	—	—	—	—	—	—	123,638,835	153		—	(153)	—	—	—
Effect of corporate reorganization including conversion of preferred shares and class A - G ordinary shares to ordinary share	(153,275,739)	(1)	(15,088,785)	—	25,921,158	—	142,443,366	2	—	—	—	—	—	—	—	2
Issuance of ADSs in initial public offering, net of issuance costs of $5,549	—	—	—	—	9,951,591	—	—	—	—	—	—	—	161,593			161,593
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	3,832	—	—	3,832
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,162)	—	(2,162)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(58,245)	(58,245)
Balance at September 30, 2020	—	$—	—	$—	35,872,049	$—	144,500,094	$2	123,638,835	$153	—	$—	$453,756	$(5,161)	$(177,912)	$270,838
Balance at December 31, 2020	—	$—	—	$—	35,854,945	$—	144,517,898	$2	123,638,835	$153	—	$—	$456,293	$9,342	$(215,990)	$249,800
Shares issued under employee share purchase plan	—	—		—	15,206	—	—	—	—	—	—	—	105	—	—	105
Vesting of restricted share units	—	—	—	—	34,125	—	—	—	—	—	—	—	—	—	—	—
Subdivision of £0.001 nominal shares and reduction in deferred share capital, see Note 6	—	—	—	—	—	—	—	—	(100,000,000)	(137)	1	137	—	—	—	—
Forfeiture of ordinary shares	—	—		—	(90,021)	—	90,021	—	—	—	—	—	—	—	—	—
Cancellation of deferred shares	—	—	—	—	—	—	(144,500,094)	(2)	(23,638,835)	(16)	—	—	18			—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	8,869	—	—	8,869
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	(285)	—	(285)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(105,691)	(105,691)
Balance at September 30, 2021	—	$—	—	$—	35,814,255	$—	107,825	$—	—	$—	1	$137	$465,285	$9,057	$(321,681)	$152,798

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

(expressed in U.S. Dollars, unless otherwise stated)

	For the Nine Months Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(105,691)	$(58,245)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,779	1,328
Non-cash share-based compensation expense	8,869	3,832
Deferred income taxes	(206)	—
Loss on disposal of property and equipment	2	—
Changes in components of operating assets and liabilities
Accounts receivable	98	—
Prepaids and other current assets	5,749	(12,633)
Other non-current assets	(235)	112
Accounts payable	(2,400)	(376)
Accrued expenses and other current liabilities	1,769	4,254
Net cash used in operating activities	(90,266)	(61,728)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,638)	(780)
Purchase of intangible assets	—	(1)
Net cash used in investing activities	(3,638)	(781)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred shares	—	80,853
Proceeds from issuance of ordinary shares	—	9
Proceeds from employee share purchase plan	104	—
Proceeds from issuance of ADSs in initial public offering, net of issuance costs	—	161,602
Net cash provided by financing activities	104	242,464
Effect of exchange rate changes on cash, cash equivalents and restricted cash	36	(2,250)
Net decrease in cash, cash equivalents and restricted cash	(93,764)	177,705
Cash, cash equivalents and restricted cash
Beginning of period	231,576	74,571
End of period	$137,812	$252,276
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment unpaid and accrued	(16)	—

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods shown above:

	For the Nine Months Ended September 30,
	2021	2020
Cash and cash equivalents	$136,377	$250,735
Short-term restricted cash	—	20
Long-term restricted cash	1,435	1,521
Total cash, cash equivalents and restricted cash	$137,812	$252,276

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Notes to Unaudited Condensed Consolidated Financial Statements

1. Nature of the Business

Freeline Therapeutics Holdings plc (the “Company”) is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated gene therapies for patients suffering from inherited systemic debilitating diseases. The Company is headquartered in the United Kingdom (“U.K.”) and has operations in Germany and the United States (“U.S.”).

The Company is a public limited company incorporated pursuant to the laws of England and Wales. On August 11, 2020, the Company completed its initial public offering (“IPO”) of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 9,951,591 ADSs representing the same number of ordinary shares, including 1,128,062 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at an IPO price of $18.00 per ADS. Net proceeds were approximately $161.8 million after deducting underwriting discounts and commissions and offering expenses paid by the Company.

Freeline Therapeutics Holdings plc is the successor to Freeline Therapeutics Holdings Limited (the “Predecessor”) and the financial information for periods prior to the incorporation of the Company represents that of the Predecessor. In connection with the IPO, the Company completed a corporate reorganization. In connection with the corporate reorganization, the different classes of ordinary shares were converted into a single class of ordinary shares, and such ordinary shares were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares (see Note 6).

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to any commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from any product sales.

The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $105.7 million and $58.2 million for the nine months ended September 30, 2021 and 2020, respectively. In addition, the Company had an accumulated deficit of $321.7 million as of September 30, 2021.

The net cash used in operating and investing activities was $93.9 million for the nine months ended September 30, 2021. The Company believes the cash and cash equivalents on hand at September 30, 2021 of $136.4 million will be sufficient to fund the Company’s operations for more than 12 months from the issuance date of these unaudited condensed consolidated financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company continues to assess its business plans and the impact the COVID-19 pandemic may have on its ability to advance the testing, development and manufacturing of its drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom it relies, or to raise financing to support the development of its drug candidates. No assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19, including variant strains of COVID-19, or its consequences, including downturns in business sentiment generally or in its sector in particular. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. The Company’s business operations have been impacted to varying degrees. In addition, the responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in the Company’s preclinical and clinical trial activities, as well as delays and other disruptions in its manufacturing and supply chain, which the Company also expects will continue for the remainder of the year and possibly beyond 2021. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties on whom it relies or with whom it conducts business were to experience shutdowns or other business disruptions, its ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted.

2. Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to the financial statements as of and for the year ended December 31, 2020 in the Annual Report on Form 20-F. There have been no material changes to the significant accounting policies during the nine months ended September 30, 2021.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842) Leases (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. In June 2020, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities (“ASU 2020-05”) deferred the effective date for one year for entities in the “all other” category (those that are not public business entities, certain nonprofit entities, and certain employee benefit plans). For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-02 is effective for the Company for the year ending December 31, 2022, and all interim periods thereafter. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements (“ASU 2018-11”), intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02.

The Company is continuing to evaluate developments within the new lease guidance and is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statements and footnote disclosures and expects the standard will have a material impact on the consolidated balance sheet related to the recognition of right-of-use assets and lease liabilities for operating leases. The standard is not expected to have a material impact on the consolidated statement of operations.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
U.K. R&D tax credit	$17,322	$16,017
Prepaid tax	1,786	3,080
Other current assets	3,053	9,008
	$22,161	$28,105

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
Office equipment and computers	$1,203	$1,065
Fixtures and fittings	4,749	4,094
Laboratory equipment	9,969	7,994
Leasehold improvements	831	394
	16,752	13,547
Less: accumulated depreciation	(6,611)	(4,939)
	$10,141	$8,608

Depreciation and amortization expense was $1.8 million and $1.3 million for the nine months ended September 30, 2021 and 2020, respectively.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	September 30,	December 31,
	2021	2020
Compensation and benefits	$5,251	$4,800
External research and development expenses	3,337	3,623
Professional services	1,956	1,795
Other liabilities	1,759	501
	$12,303	$10,719

6. Shareholders’ Equity

Ordinary Shares

As of September 30, 2021, the Company’s authorized capital consisted of 160,000,000 ordinary shares with a par value of £0.00001 per share.

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and approved by the shareholders. As of September 30, 2021, the Company has not declared any dividends.

Initial Public Offering and Impact of Corporate Reorganization

On August 11, 2020, the Company completed its IPO. As part of the IPO, the Company sold an aggregate of 8,823,529 ADSs representing the same number of ordinary shares, at a public offering price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the Company at the IPO price of $18.00 per ADS, resulting in additional net proceeds of $18.9 million. The total net proceeds were approximately $161.8 million, after deducting underwriting discounts, commissions and offering expense paid by the Company of $12.5 million.

Prior to the Company’s corporate reorganization and IPO, the Company had issued series A preferred shares, series B preferred shares, series C preferred shares, A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G ordinary shares. As part of the Company’s corporate reorganization and prior to its IPO, all shareholders of Freeline Therapeutics Limited exchanged each of their shares for shares of Freeline Therapeutics Holdings Limited, resulting in each shareholder holding the same number and class of newly issued shares of £1.00 each in Freeline Therapeutics Holdings Limited. Each resulting share was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value. Immediately prior to the closing of the IPO, the different classes of shares were converted into a single class of ordinary shares, such ordinary shares were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares created various classes of deferred shares.

Deferred Shares

Deferred shares are a unit of equity that confer to their holder effectively no economic rights or any voting rights. The Company, without the consent of the shareholder, may transfer deferred shares at any time for $nil consideration.

 In the first quarter of 2021, (i) 100,000,000 deferred shares of £0.001 each were consolidated into a single deferred share of £100,000 nominal value, and (ii) the remaining 23,638,835 deferred shares of £0.001 each and all 144,500,094 deferred shares of £0.00001 each were canceled. The remaining deferred share of £100,000 nominal value is presented as a separate class of equity on the balance sheet and statement of shareholders’ equity.

Deferred shares are not included in the Company’s potentially dilutive securities as they are not ordinary shares and have no conversion rights.

The table below reflects the number of ordinary shares and deferred shares issued and outstanding at September 30, 2021 and December 31, 2020.

	September 30,	December 31,
	2021	2020
Ordinary shares	35,814,255	35,854,945
Deferred shares of £0.00001	107,825	144,517,898
Deferred shares of £0.001	—	123,638,835
Deferred shares of £100,000	1	—
Total ordinary and deferred shares	35,922,081	304,011,678

7.Non-Cash Share-Based Compensation

2020 Equity Incentive Plan

On July 31, 2020, the Company adopted an equity incentive plan (the “2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share-based awards. The maximum number of equity awards originally authorized under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that were subject to awards under prior equity incentive plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan automatically increases on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. On January 1, 2021, the reserve automatically increased by 1,434,198 shares, which was 4% of the total number of ordinary shares outstanding on December 31, 2020. Any equity awards granted under the 2020 Plan or any prior equity incentive plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the 2020 Plan, subject to certain conditions.

The Company has typically granted equity awards under the 2020 Plan and prior equity incentive plans that vest over a four- or five-year service period, with 20% or 25% of the award (as the case may be) vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three or four years, unless the awards contain specific performance vesting provisions.

2021 Equity Inducement Plan

On September 27, 2021, the Company adopted an equity inducement plan (the “Inducement Plan”). The purpose of the Inducement Plan is to enhance the Company’s ability to attract employees who are expected to make important contributions to the Company by providing these individuals with equity ownership opportunities. Awards under the Inducement Plan are granted as an inducement material to employees entering into employment with the Company. The Inducement Plan provides for the grant of options, SARs, restricted shares, dividend equivalents, RSUs, and other share-based awards. The maximum number of equity awards authorized under the Inducement Plan is 1,400,000 shares. Any equity awards granted under the Inducement Plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the Inducement Plan, subject to certain conditions.

2020 Employee Share Purchase Plan

On July 31, 2020, the Company adopted an employee share purchase plan (the “ESPP”). The purpose of the ESPP, is to provide employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The Company reserved 347,447 ordinary shares for the ESPP. The ESPP provides for an annual increase beginning on January 1, 2022 in an amount equal to the least of (i) 347,447 ordinary shares, (ii) 1% of the total number of ordinary shares outstanding on December 31st of the prior calendar year or (iii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. During the nine months ended September 30, 2021, 15,206 shares were purchased under the ESPP. As of September 30, 2021, 332,241 shares are available for future issuance.

 Employee Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Prior to the Company’s IPO, the Company granted share-based compensation in the form of ordinary shares, collectively referred to as Employee Shares, to employees and non-employees with both performance and service-based vesting conditions. The Company records expense for these awards using the straight-line method.

A summary of the changes in the Employee Shares from December 31, 2020 through September 30, 2021 is as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2020	207,310	9.97
Granted	—	0.00
Vested	(55,753)	8.71
Forfeited	(90,021)	10.57
Unvested balance as of September 30, 2021	61,536	$10.49

As of September 30, 2021 there was $0.7 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted average period of 2.4 years. Unvested Employee Shares are forfeited upon termination of employment, classified as deferred shares on the balance sheet and are subsequently cancelled.

Share Options Valuation

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the nine months ended September 30, 2021 were as follows:

For the Nine Months Ended September 30,
2021
Expected option life (years)	6.3
Expected volatility	77.0%
Risk-free interest rate	1.1%
Expected dividend yield	—

Share Options

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	3,687,086	$13.03	9.59	$9,931
Granted	3,628,731	7.80
Exercised	—	—
Expired	(2,775)	13.18
Canceled or Forfeited	(1,702,486)	13.87
Outstanding as of September 30, 2021	5,610,556	10.55	8.53	$52
Exercisable as of September 30, 2021	1,103,277	14.02
Vested and expected to vest as of September 30, 2021	5,610,556	$10.55	8.53	$52

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted average grant-date fair value used for the share options granted during the nine months ended September 30, 2021 was $5.08 per share. The weighted average grant-date fair value used for the share options granted during the year ended December 31, 2020 was $9.87 per share.

As of September 30, 2021, there was $28.0 million of unrecognized compensation cost related to unvested share options outstanding, which is expected to be recognized over a weighted average period of 3.3 years.

Restricted Share Units

The Company has granted (i) RSUs that generally vest over a period of four years from the date of grant and (ii) RSUs to certain new employees in order to compensate them for equity awards forfeited to their previous employers. The latter RSUs generally vest over a period of under one year from the date of grant. The following table summarizes the activity related to RSUs from December 31, 2020, through September 30, 2021:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2020	2,500	$17.56
Granted	116,125	9.95
Vested and settled	—	—
Forfeited	(34,125)	8.69
Outstanding as of September 30, 2021	84,500	$10.39

Share-based Compensation Expense

Non-cash share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	For the Nine Months Ended September 30,
	2021	2020
Research and development	$3,911	$1,524
General and administrative	4,958	2,308
	$8,869	$3,832

8. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	September 30,
	2021	2020
Numerator
Net loss	$(105,691)	$(58,245)
Net loss attributable to ordinary shareholders—basic and diluted	$(105,691)	$(58,245)
Denominator
Weighted-average number of ordinary shares used in net loss
per share—basic and diluted	35,686,751	6,940,608
Net loss per share attributable to ordinary shareholders—basic and diluted	$(2.96)	$(8.39)

The Company’s potentially dilutive securities, which include unvested Employee Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the nine months ended September 30, 2021 and 2020 because including them would have had an anti-dilutive effect:

	September 30,
	2021	2020
Unvested ordinary shares	61,536	6,520,952
Share options	5,610,556	—
Restricted share units	84,500	—
Total	5,756,592	6,520,952

9. Commitments and Contingencies

Manufacturing and Commercial Supply Agreement

In June 2020, the Company entered into a dedicated manufacturing and commercial supply agreement (the “Manufacturing Agreement”) with a supplier pursuant to which the supplier will reserve certain amounts of manufacturing capacity in its manufacturing facility to supply the Company with its lead product candidate, FLT180a for the treatment of hemophilia B. As consideration for the reserved manufacturing capacity, the Company is required to pay the supplier an annual capacity access fee, excluding any purchase commitment or other fees. Further, the Company was required to make an advance, non-refundable payment to the supplier upon execution of the Manufacturing Agreement. The advance payment is recorded within prepaid, other current assets and other non-current assets and will be applied as a credit towards the annual capacity access fee over eight calendar quarters beginning January 1, 2021.

The Company has committed to an annual minimum purchase commitment, subject to inflationary annual increases, throughout the term of the Manufacturing Agreement. The term of the Manufacturing Agreement is effective as of June 30, 2020 and will continue until December 31, 2027. The term will automatically renew for successive three-year periods unless the Company notifies the supplier of its intention not to renew (no less than twelve months prior to the expiration of the term).

This contract has been included within the contractual obligations table below.

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation is subject to inherent uncertainties and could adversely impact the Company’s reputation, operations, and its operating results or overall financial condition. Currently, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject, and the Company did not have contingency reserves established for any liabilities as of September 30, 2021 and December 31, 2020. When appropriate in management’s estimation, the Company will record adequate reserves in its financial statements for pending litigation.

Lease Agreements

The Company recorded rent expense of $11.7 million and $3.1 million for the nine months ended September 30, 2021 and 2020, respectively.

On February 11, 2021, the Company entered into a lease for approximately 9,801 square feet of office space in Boston, Massachusetts, which expires on December 31, 2022. The future minimum operating lease payments under the lease agreement are $0.7 million over a lease period of approximately two years.

On August 18, 2021, the Company entered into a lease for approximately 4,062 square feet of office space in New York, New York, which expires on January 31, 2025. The future minimum operating lease payments under the lease agreement are $0.8 million over a lease period of three years and three months.

Contractual Obligations

The following table summarizes the Company’s contractual obligations as of September 30, 2021 and the effects that such obligations are expected to have on its liquidity and cash flows in future periods (in thousands):

		Years Ended December 31,
	Total	2021	2022 and 2023	2024 and 2025	Thereafter
Operating lease commitments	$84,331	$3,360	$27,262	$24,915	$28,794
Purchase obligations	40,680	4,520	12,160	12,000	12,000
Total	$125,011	$7,880	$39,422	$36,915	$40,794

Indemnification Agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Articles of Association in force on September 30, 2021, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

10. Related Party Transactions

The Company analyzed its transactions with related parties for the nine months ended September 30, 2021 and 2020, and determined it had the following material transactions.

Gyroscope Therapeutics Limited

In April 2020, the Company entered into an exclusive patent and know-how license agreement with Gyroscope Therapeutics Limited (“Gyroscope”), a company controlled by Syncona Partners LLP, Syncona Limited and their affiliates. Under the terms of the agreement, Gyroscope grants the Company an exclusive license under certain patent rights to develop and commercialize certain liver-directed AAV gene therapies delivered by certain direct or peripheral means and a non-exclusive license to certain know-how, and the Company grants Gyroscope a non-exclusive license to certain know-how. The Company was required to make an upfront payment to Gyroscope of £0.2 million, or $0.3 million, and may be required to make up to £5.6 million, or $7.7 million, in development and regulatory milestone payments, and pay Gyroscope a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country. No payments were due to Gyroscope as of September 30, 2021 in relation to this agreement because the Company had not achieved any of the milestones or incurred any royalty payment obligations during the nine months ended September 30, 2021.

11. Subsequent Events

There have been no subsequent events at the date of issue of this balance sheet.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this report are based upon information available to us as of the date of this report and, while we believe we have a reasonable basis for each forward-looking statement contained in this report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•

the development of our product candidates, including statements regarding the timing of initiation, enrollment, continuation, completion and the outcome of preclinical studies or clinical trials and related preparatory work, the period during which interim data from, or the final results of, the studies or trials will become available and our research and development programs;

•	our ability to advance our product candidates into, and successfully complete, clinical trials;
•

our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

•

our review of our business, operational and platform strategy, including the timing of that review process, and whether we elect to invest in and develop technology with the potential for further discovery and innovation, prioritize, delay or modify certain clinical or preclinical programs, or implement any other strategic, scientific or operational changes;

•	our ability to license additional intellectual property relating to our product candidates from third parties and to comply with our existing license agreements;
•	our plans to research, develop, manufacture and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates, along with regulatory developments in the United States, European Union and other foreign countries;
•

the size and growth potential of the markets for our product candidates, if approved, and the rate and degree of market acceptance of our product candidates, including pricing and reimbursement that may be agreed with payors;

•	our ability to raise additional capital;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our estimates regarding the period for which we expect that our current cash and cash equivalents will be sufficient to fund operations;
•	the impact of COVID-19, including variant strains of COVID-19, on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates;
•	our expectations regarding our ability to obtain and maintain intellectual property protection;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the scalability and commercial viability of our manufacturing methods and processes;

•	the success of competing therapies that are or may become available;
•	whether we are classified as a passive foreign investment company, or PFIC, for current and future periods; and
•	our estimates regarding future expenses, revenues and needs for additional financing and the accuracy thereof.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements contained in this report speak only as of the date of this report. You should refer to the section titled “Risk Factors” elsewhere in this report on Form 6-K, “Risk Factors” in our report on Form 6-K for the six months ended June 30, 2021 and Item 3.D. “Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for Freeline Therapeutics Holdings plc (“us,” “we,” “our,” “Freeline,” or “the Company”), together with our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2021 and September 30, 2020 and accompanying notes thereto, included elsewhere in this report on Form 6-K, and our audited consolidated financial statements and the related notes as of and for the fiscal year ended December 31, 2020 included in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which is available through the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Analysis Retrieval (“EDGAR”) system at http://www.sec.gov.

Some of the information contained in this MD&A, including, but not limited to, information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the section titled “Risk Factors” elsewhere in this report on Form 6-K, “Risk Factors” in our report on Form 6-K for the six months ended June 30, 2021 and Item 3.D. “Key Information—Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

We are a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need.

Since our inception in May 2015, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our equity securities, including net proceeds from our initial public offering, or IPO, in August 2020. Through September 30, 2021, we had received net cash proceeds of approximately $446.5 million from sales of our equity securities.

We have incurred operating losses since inception, including a net loss of $105.7 million and $58.2 million for the nine months ended September 30, 2021 and 2020, respectively. As of September 30, 2021, we had an accumulated deficit of $321.7 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval, pursue commercialization of any approved product candidates, invest further in our gene therapy platform and seek to identify new gene therapy product candidates. To date, we have developed our product candidates internally, resulting in increased research and development spending but also enabling us to manage our product candidates efficiently through the development and manufacturing process. Our operating losses stem primarily from manufacturing and clinical development activities reflecting the advancement of the portfolio into the clinical phase, and they will continue to increase with our growth initiatives as we progress our product candidates through clinical trials. Furthermore, following the closing of our IPO, we have incurred and expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations, and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

In June 2020, we initiated a corporate reorganization to simplify the capital structure of the Company. The corporate reorganization has been structured in a series of steps, some of which were completed prior to the close of our IPO in August 2020 and are discussed in more detail below. We refer to the following steps as our “corporate reorganization.”

Completed as of November 9, 2021:

•

Redesignation of the share capital of Freeline Therapeutics Holdings Limited: The single ordinary share in the share capital of Freeline Therapeutics Holdings Limited was redesignated into a B ordinary share with the same rights attached to a B ordinary share of Freeline Therapeutics Limited.

•

Exchange of Freeline Therapeutics Limited Shares for Freeline Therapeutics Holdings Limited Shares: All shareholders of Freeline Therapeutics Limited exchanged each of their shares for shares of Freeline Therapeutics Holdings Limited, such that they hold the same number and class of newly issued shares of £1.00 nominal value per share of Freeline Therapeutics Holdings Limited. As a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited.

•

Subdivision of the share capital of Freeline Therapeutics Holdings Limited: Each share resulting from the exchange described in the previous step was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value.

•

Reduction of capital of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited reduced the amount standing to the credit of its share premium account and its issued share capital pursuant to Chapter 10 of Part 17 of the U.K. Companies Act 2006, or the Companies Act.

•	Re-registration of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc.

•

Reorganization of separate classes of shares of Freeline Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares: The different classes of issued share capital of Freeline Therapeutics Holdings plc (other than deferred shares) were reorganized into a single class of ordinary shares.

•

Reorganization of the deferred shares of Freeline Therapeutics Holdings plc: The deferred shares of Freeline Therapeutics Holdings plc were transferred, consolidated, and a portion was canceled and deferred shares were issued for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

•

Issue of New Shares of Freeline Holdings (UK) Limited: Freeline Therapeutics Holdings plc subscribed for 1,000 new ordinary shares of £1.00 each of Freeline Holdings (UK) Limited for an aggregate consideration of $230.0 million.

•

Issue of New Shares of Freeline Therapeutics Limited: Freeline Holdings (UK) Limited subscribed for 1,000 new ordinary shares of £1.23638835 each of Freeline Therapeutics Limited for an aggregate consideration of $230.0 million.

On August 11, 2020, we completed the IPO of our American Depositary Shares, or ADSs. In the IPO, we sold 8,823,529 ADSs representing the same number of ordinary shares at an IPO price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the Company at the IPO price of $18.00 per ADS, resulting in additional net proceeds of $18.9 million. The total net proceeds from the IPO, after deducting offering expenses paid by the Company of $12.5 million, were approximately $161.8 million.

As of September 30, 2021, we had cash and cash equivalents of $136.4 million. Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for more than 12 months from the issuance date of the unaudited condensed consolidated financial statements contained in this report on Form 6-K. See “—Liquidity and Capital Resources—Funding Requirements” below.

The development of our product candidates and gene therapy platform could be disrupted and materially adversely affected in the future by COVID-19 or another pandemic, epidemic or outbreak of an infectious disease. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. Our business operations have been impacted to varying degrees. In addition, the responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in our preclinical and clinical trial activities, as well as delays and other disruptions in our manufacturing and supply chain, which we also expect will continue for the remainder of the year and possibly beyond 2021.

For example, we have experienced delays in enrollment in our clinical trials, including our ongoing Phase 1/2 MARVEL-1 clinical trial for FLT190 due to the COVID-19 pandemic. Our planned Phase 1/2 clinical trials for FLT180a and FLT201 also could be delayed due to government orders and site policies on account of the pandemic. Additionally, some patients in our current or future clinical trials may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Any or all of these events would delay our ability to conduct preclinical studies and commence or complete clinical trials or release clinical trial results, including the completion of post-marketing requirements and commitments, make the ongoing collection of data for patients enrolled in studies more difficult or intermittent and could delay our ability to obtain regulatory approval and commercialize our product candidates. Furthermore, COVID-19 could affect our employees or the employees of research sites and service providers on whom we rely as well as those of companies with which we do business, including our suppliers and contract manufacturing organizations, or CMOs, thereby disrupting our business operations. Some of our CMOs provide COVID-19-related supplies, and some of our contract research organizations, or CROs, and contract laboratories provide COVID-19 clinical trial support, COVID-19 testing and vaccine testing. As a result, we have experienced delayed lead times in both the production of some of the materials we require for our clinical testing and for access to testing from our CROs. Additionally, as a result of the COVID-19 pandemic and responses to it, we have been unable to perform audits of the facilities of some of our suppliers and CMOs to ensure their processes, methods and equipment are compliant with current good manufacturing practices, or cGMP. If any of our suppliers or CMOs are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy any such violation or identify suitable replacement suppliers or CMOs. Continued or sustained delays due to COVID-19, including variant strains of COVID-19, and the responses to it could result in significant delays in our manufacturing, clinical and research operations. We have implemented work-at-home policies for those employees who can perform their work from home. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees who cannot perform their work from home to access preclinical and clinical sites, laboratories, manufacturing sites and offices.

We continue to assess our business plans and the impact the COVID-19 pandemic may have on our ability to advance the testing, development and manufacturing of our drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our drug candidates. No assurances can be given that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19, including variant strains of COVID-19, or its consequences, including downturns in business sentiment generally or in our sector in particular. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Recent Developments

Clinical Trial Updates

On November 9, 2021, we announced new data as of October 6, 2021 from our Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190 for the treatment of Fabry disease. The first patient in the first and lowest-dose cohort of 7.5e11 vg/kg continues to show elevated and generally steady activity levels of plasma α-galactosidase A (“α-Gal A”), the missing enzyme in Fabry disease, at an average of three times baseline two years after dosing. The patient had a subtherapeutic response with plasma α-Gal A at 0.8 to 1.3 nmol/hr/mL and restarted enzyme replacement therapy (“ERT”) at week six. Additionally, the patient has experienced no enduring clinical sequelae of the mild and transient myocarditis episode previously reported in 2019. Ventricular functioning in the heart remained normal throughout with cardiac magnetic resonance imaging showing no evidence of scarring on follow-up at one and two years after dosing.

The second patient dosed in June 2021 in the lowest-dose cohort has experienced a sustained increase in plasma α-Gal A expression to near normal levels, from 0.0 nmol/hr/mL at baseline to an average of 3.9 nmol/hr/mL from weeks six to 16. Thus far, the patient remains off ERT. The total vector genome dose that the second patient received was approximately 40% higher than the first patient’s dose due to differences in the patients’ weights. The second patient saw a 400% increase in enzyme levels compared with the first patient. The treatment was well-tolerated with no dose-limiting toxicities or serious adverse events. As of October 6, 2021, there were no adverse events higher than Grade 1 (mild). The second patient has a history of cardiac disease and on routine weekly monitoring, an incidental finding of changes in cardiac markers, troponin-T and electrocardiogram (“ECG”) was observed, although the patient was asymptomatic. After evaluation, these findings were determined to be consistent with mild and transient myocarditis. The second patient’s troponin-T levels have since reverted to baseline, and the ECG remained stable as of October 6, 2021. Ventricular functioning in the patient’s heart has remained normal throughout treatment. The patient has experienced no elevations in liver enzymes under our current immune management regimen.

The clinical trial’s independent data monitoring committee (“DMC”) conducted a comprehensive review of safety and efficacy data from the two patients and recommended that we proceed with dosing a third patient in the first cohort at the same 7.5e11 vg/kg dose level with additional cardiac monitoring, which will be followed by an additional DMC meeting. We are engaging with regulatory authorities to update the study protocols and trial design for FLT190 and expect to continue patient dosing in the first quarter of 2022 following these updates. We continue to anticipate interim data readouts from the trial in 2022.

We are also engaging with regulatory authorities to update the study protocols for our planned Phase 1/2 B-LIEVE dose confirmation clinical trial of FLT180a for the treatment of hemophilia B and our planned Phase 1/2 dose-finding clinical trial of FLT201 for the treatment of Gaucher disease Type 1. As a result, we now expect to initiate the B-LIEVE trial in the first quarter of 2022 instead of by the end of 2021. Enrollment in the ECLIPSE run-in study for the B-LIEVE trial is proceeding more quickly than expected. As a result, we believe we have identified a sufficient number of patients to fully enroll the B-LIEVE trial. We continue to anticipate reporting interim data in 2022. We are currently evaluating the timing of our planned Phase 3 pivotal trial and filing of a Biologics License Application and will provide more concrete guidance next year. The Phase 1/2 dose-finding clinical trial of FLT201 remains on track for trial site initiation by the end of 2021, and we continue to expect to report interim data in 2022.

We expect to complete our ongoing preclinical studies of FLT210 for the treatment of hemophilia A by the end of 2021 as previously anticipated. Based on the data generated in the studies to date, we are evaluating whether additional preclinical studies will enhance an IND filing and the necessity of conducting these additional studies.

Executive Leadership Changes

On November 9, 2021, we announced the appointment of Pamela Foulds, MD, as Chief Medical Officer (“CMO”), effective November 1, 2021.

Cell and Gene Therapy Catapult Manufacturing Centre

We have ceased manufacturing operations at our dedicated suite at the Cell and Gene Therapy Catapult Manufacturing Centre in Stevenage, U.K. in order to align our excess manufacturing capacity to our expected clinical product needs. We are evaluating our options with respect to the suite under our collaboration agreement with Cell Therapy Catapult Limited.

2021 Shelf Registration

On September 10, 2021, we filed a shelf registration statement on Form F-3 (File No. 333-259444) with the SEC, which was declared effective on September 22, 2021 (the “Shelf Registration”). Under the Shelf Registration, we may offer and sell up to $250.0 million of a variety of securities, including ordinary shares (including ordinary shares represented by ADSs), preference shares, purchase contracts, warrants, units or any combination of such securities from time to time during the three-year period that commenced upon the Shelf Registration becoming effective.

2021 Equity Inducement Plan

On September 27, 2021, we adopted an equity inducement plan (the “Inducement Plan”). The purpose of the Inducement Plan is to enhance our ability to attract employees who are expected to make important contributions to the Company by providing these individuals with equity ownership opportunities. Awards under the Inducement Plan are granted as an inducement material to employees entering into employment with us in accordance with Nasdaq Listing Rule 5635(c)(4). The Inducement Plan provides for the grant of options, share appreciation rights, restricted shares, dividend equivalents, restricted share units, and other share-based awards. The maximum number of equity awards authorized under the Inducement Plan is 1,400,000 shares. Any equity awards granted under the Inducement Plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the Inducement Plan, subject to certain conditions.

The foregoing description of the Inducement Plan is not complete and is qualified in its entirety by reference to the full text of the Inducement Plan, a copy of which is filed herewith as Exhibit 4.1 hereto and is incorporated by reference herein.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates. Research and development expenses consist of:

•	expenses incurred under agreements with CROs, CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;
•	expenses to acquire technologies to be used in research and development;
•	employee-related expenses, including salaries, related benefits, travel and non-cash share-based compensation expense for employees engaged in research and development functions;
•	costs of outside consultants, including their fees, non-cash share-based compensation and related travel expenses;
•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;
•	costs related to compliance with regulatory requirements;
•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs; and
•	upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as a prepaid expense or accrued research and development expenses.

Certain of our direct research and development expenses are not tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. License fees and other costs incurred after a product candidate has been selected that are directly related to a product candidate are included in direct research and development expenses for that program. License fees and other costs incurred prior to designating a product candidate are included in other program expense. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and discovery as well as to manage our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we seek to: (i) expedite clinical development and attempt to obtain marketing approval for our lead product candidates FLT180a and FLT190; (ii) initiate additional clinical trials for our product candidates, including FLT180a and FLT201; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; (iv) build our in-house process development, analytical and manufacturing capabilities and continue to discover and develop additional product candidates; and (v) increase personnel expenses and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

•	completing research and preclinical development of our product candidates and identifying new gene therapy product candidates and investing in our gene therapy platform;
•	establishing an appropriate safety profile with investigational new drug, or IND-, and clinical trial authorization, or CTA-, enabling studies;
•	successful patient enrollment in, and the initiation and completion of, clinical trials;
•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;
•

our ability to establish in-house commercial manufacturing capabilities and maintain suitable arrangements with third-party manufacturers for our product candidates, including our ability to meet chemistry, manufacturing and controls, or CMC, and other regulatory requirements relating to the manufacture of product candidates;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•	defending against third-party infringement, misappropriation or other violation of intellectual property rights claims;
•	significant and changing government regulation;
•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and
•	maintaining a continued acceptable safety profile of the product candidates following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates could mean a significant change in the costs and timing associated with such development. For example, if the U.S. Food and Drug Administration, the European Medicines Agency, the U.K. Medicines and Healthcare products Regulatory Agency or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time to the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, non-cash share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, consulting, accounting and audit services.

We have incurred and expect to continue to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other (expense) income, net

Other (expense) income, net

Other (expense) income, net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Interest income, net

Interest income, net consists of interest income on cash and cash equivalents held in our banking institutions.

Income tax expense

We are subject to corporate taxation in the United States, Germany, Ireland and the United Kingdom. Due to the nature of our business, we have generated losses since inception and therefore have not paid corporation tax in either the United Kingdom or Ireland. Our income tax expense represents income taxes in the United States and Germany.

As a company that carries out extensive research and development activities, we seek to benefit from the U.K. research and development tax credit cash rebate, or U.K. R&D tax credit, regimes. The amount of benefits received depends on whether we qualify for a tax credit either as a Small and Medium Enterprise (the “SME”), or under the Research and Development Expenditure Credit (the “RDEC”), program. The RDEC program provides a lower tax credit than the SME program. We record the U.K. R&D tax credit benefit within other (expense) income, net. The U.K. R&D tax credit is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a benefit, which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the U.K., that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other (expense) income, net.

Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income. Based on criteria established by HM Revenue & Customs, or HMRC, we expect a portion of expenditures being carried out in relation to our pipeline research and development, clinical trials management and manufacturing development activities to be eligible for the SME or RDEC regimes for the nine months ended September 30, 2021 and 2020. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of $137.0 million as of December 31, 2020.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, in the U.K. is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% (the standard rate of VAT) of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC. A similar system exists in Germany with differing rates of VAT or Umsatzsteuer (USt) as it is known locally in Germany. Currently the standard rate is 19% in Germany.

Results of Operations

Comparison of the nine months ended September 30, 2021 and 2020

The following table summarizes our results of operations for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020	Change
Operating expenses:
Research and development	$70,827	$55,267	$15,560
General and administrative	37,219	14,923	22,296
Total operating expenses	108,046	70,190	37,856
Loss from operations	(108,046)	(70,190)	(37,856)
Other income, net
Other income, net	493	748	(255)
Interest income, net	350	144	206
Benefit from R&D tax credit	1,541	11,127	(9,586)
Total Other income, net	2,384	12,019	(9,635)
Loss before income taxes	(105,662)	(58,171)	(47,491)
Income tax expense	(29)	(74)	45
Net loss	$(105,691)	$(58,245)	$(47,446)

Research and development expenses

The table below summarizes our research and development expenses incurred by program (in thousands):

	Nine Months Ended September 30,
	2021	2020	Change
Direct research and development expenses by program:
FLT180a	$6,032	$13,359	$(7,327)
FLT201	11,073	3,098	7,975
FLT190	6,861	6,278	583
Pre-clinical and discovery	9,206	5,600	3,606
Unallocated research and development expenses:
Personnel expenses	20,311	16,215	4,096
Other expenses	13,433	9,193	4,240
Non-cash share-based compensation expense	3,911	1,524	2,387
Total research and development expenses	$70,827	$55,267	$15,560

Research and development, or R&D, expenses were $70.8 million for the nine months ended September 30, 2021, an increase of approximately $15.6 million, from $55.3 million for the nine months ended September 30, 2020. The increase in research and development expenses was primarily attributable to the following:

•

an $8.0 million increase in spending related to FLT201, our product candidate for the treatment of Gaucher disease Type 1, primarily related to increases in expenses incurred under our dedicated manufacturing and commercial supply agreement for the production of clinical trial stock (approximately $3.0 million), and CRO expenses (approximately $5.0 million), in readiness for a Phase 1/2 clinical trial;

•

a $4.2 million increase in other expenses, mainly due to a $5.3 million increase in facility-related expenses, including rent expense and related service charges across our dedicated suite at CGT Catapult, fees paid to our CMO, and the leasing of additional laboratory and office space, offset by a decrease in costs of outside consultants;

•

a $4.1 million increase in personnel expenses primarily related to the hiring of 27 additional R&D personnel to support increased clinical activity in 2021 and thereafter, as well as an expansion of our manufacturing team;

•	a $3.6 million increase in spending related to preclinical and discovery, including costs related to FLT210, our product candidate for the treatment of hemophilia A;
•

a $2.4 million increase in non-cash share-based compensation expense primarily due to the vesting of ordinary shares in addition to the issuance of equity grants to employees in August 2020 related to the completion of the series C financing and the IPO;

•

a $0.6 million increase in spending related to FLT190, our product candidate targeting Fabry disease, which is primarily related to higher clinical trial costs for our ongoing Phase 1/2 MARVEL-1 clinical trial; and

•

a $7.3 million decrease in spending related to FLT180a, our most advanced gene therapy product candidate, primarily related to a $5.5 million decrease in manufacturing costs due to remaining clinical trial stock.

We expect our R&D costs to increase year-on-year in support of our plan to advance our pipeline assets through clinical development.

General and administrative expenses

The following table summarizes our general and administrative expenses for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020	Change
Legal and professional fees	$14,767	$5,873	$8,894
Personnel expenses	10,506	3,685	6,821
Facilities and other expense	6,988	3,057	3,931
Non-cash share-based compensation expense	4,958	2,308	2,650
Total general and administrative expenses	$37,219	$14,923	$22,296

General and administrative expenses were $37.2 million for the nine months ended September 30, 2021, an increase of $22.3 million, from $14.9 million for the nine months ended September 30, 2020. The increase in general and administrative expenses was primarily attributable to the following:

•

an $8.9 million increase in legal and professional fees, primarily related to expenses associated with our status as a public company, including annual and periodic reporting, implementation of equity compensation programs, more extensive governance requirements, and increased audit fees and expenses related to U.S. GAAP requirements;

•

a $6.8 million increase in personnel expenses, primarily related to the hiring of 11 additional personnel in corporate, legal, general and administrative functions to support our growth initiatives and our new public company requirements;

•

a $3.9 million increase in facilities and other expenses, including a $2.6 million increase in D&O insurance expense, $0.7 million increase in rent expense for additional office space to accommodate growth in our operations, and $0.3 million increase in depreciation expense related to additional property and equipment; and

•	a $2.6 million increase in non-cash share-based compensation expense, primarily due to equity grants to employees related to the completion of the series C financing and the IPO.

Total other income, net

Total other income, net was $2.4 million for the nine months ended September 30, 2021, a decrease of $9.6 million, from $12.0 million for the nine months ended September 30, 2020. The decrease was largely the result of a $9.6 million decrease in the U.K. R&D tax credit benefit we received, due to a change in the tax credit from the SME program in 2020 to the RDEC program in 2021, which has a lower rate of benefits, or tax credit.

Additionally, our other income, net was $0.5 million for the nine months ended September 30, 2021, a decrease of $0.2 million, from $0.7 million of other income, net for the nine months ended September 30, 2020, primarily due to foreign exchange adjustment, which was partially offset by an increase in interest income, net in the nine months ended September 30, 2021 of $0.2 million, compared to the same period in 2020.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred and ordinary shares.

As of September 30, 2021, we had cash and cash equivalents of $136.4 million. Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents, will be sufficient to fund operations for more than the next 12 months from the issuance date of these unaudited condensed consolidated financial statements.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing, licensing and lease obligations described in this report on Form 6-K.

Cash Flows

The following table summarizes our cash flows for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net cash used in operating activities	$(90,266)	$(61,728)
Net cash used in investing activities	(3,638)	(781)
Net cash provided by financing activities	104	242,464
Effect of exchange rate changes on cash, cash equivalents and restricted cash	36	(2,250)
Net increase in cash, cash equivalents and restricted cash	$(93,764)	$177,705

Net Cash Used in Operating Activities

Net cash used in operating activities was $90.3 million for the nine months ended September 30, 2021, an increase of $28.6 million, from $61.7 million for the nine months ended September 30, 2020, primarily resulting from an increase of $47.5 million in our net loss to $105.7 million from $58.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.6 million for the nine months ended September 30, 2021, an increase of $2.8 million, from $0.8 million for the nine months ended September 30, 2020, primarily driven by purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new lab spaces in both the United Kingdom and Germany.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0.1 million for the nine months ended September 30, 2021, compared to net cash provided by financing activities of $242.5 million for the nine months ended September 30, 2020, consisting of net cash proceeds from our sale and issuance of series C preferred shares and our sale and issuance of ADSs in our IPO.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our gene therapy platform, preclinical activities, manufacturing and clinical trials of our product candidates. In addition, following our IPO, we incurred and expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our expenses will also increase as we:

•

continue our development of our product candidates, including conducting our ongoing Phase 1/2 MARVEL-1 dose-finding clinical trial of FLT190 for the treatment of Fabry disease and preparing for our planned Phase 1/2 B-LIEVE dose confirmation clinical trial and planned Phase 3 pivotal trial for FLT180a for the treatment of hemophilia B, our planned Phase 1/2 clinical trial for FLT201 for the treatment of Gaucher disease Type 1 and any other clinical trials that may be required to obtain marketing approval for our product candidates;
•	conduct IND and CTA-enabling studies for our preclinical programs, including FLT210 for the treatment of hemophilia A;
•	initiate additional clinical trials and preclinical studies for other product candidates;
•	seek to identify and develop, acquire or in-license additional product candidates;
•	develop the necessary processes, controls and manufacturing data to obtain marketing approval for our product candidates and to support manufacturing on a commercial scale;
•

develop and implement plans to establish and operate an in-house manufacturing facility, including our ability to meet CMC and other regulatory requirements relating to the manufacture of product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•

hire and retain additional personnel, such as non-clinical, clinical, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal, compliance, medical affairs, finance, general and administrative, commercial and scientific personnel; and

•	develop, maintain, expand and protect our intellectual property portfolio.

Following our IPO, we became a publicly-traded company and are incurring significant legal, accounting, investor relations and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and Nasdaq, requires public companies to implement specified corporate governance practices and other rules that were not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2021. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

On September 10, 2021, we filed the Shelf Registration on Form F-3 (File No. 333-259444) with the SEC, which was declared effective on September 22, 2021. Under the Shelf Registration, we may offer and sell up to $250.0 million of a variety of securities including ordinary shares (including ordinary shares represented by ADSs), preference shares, purchase contracts, warrants, units or any combination of such securities from time to time during the three-year period that commenced upon the Shelf Registration becoming effective.

Based on our current operational plans and assumptions, we expect that our current cash and cash equivalents will be sufficient to fund operations for more than 12 months from the issuance date of the unaudited condensed consolidated financial statements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and costs associated with establishing sales and marketing capabilities.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•

the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates as well as further development of our gene therapy platform;

•

our review of our business, operational and platform strategy, including the timing of that review process, and whether we elect to invest in and develop technology with the potential for further discovery and innovation, prioritize, delay or modify certain clinical or preclinical programs, or implement any other strategic, scientific or operational changes;

•	the costs, timing and outcome of regulatory review of our product candidates;
•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;
•	our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;
•	timing delays with respect to preclinical and clinical development of our current and future product candidates, including as a result of the COVID-19 pandemic;
•	the costs of expanding our facilities to accommodate our expected growth in personnel;
•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates for which we receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•	the extent to which we acquire technologies;
•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved;
•	the costs of operating as a public company; and
•	the cost of executing on our proposed plan to develop and operate our own in-house manufacturing facilities, in addition to our current use of contract manufacturers.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Internal Control over Financial Reporting

As previously identified and described more fully under Item 15.D. in our Annual Report, the Company previously identified deficiencies that constituted material weaknesses, which were attributable to our lack of sufficient financial reporting and accounting personnel, and the review and approval of manual journal entries and the related supporting journal entry calculations. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

During the year ended December 31, 2020, we made changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting staff, retaining an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial capabilities and hiring three additional finance and accounting personnel with appropriate expertise. We have designed and implemented new procedures and controls to improve our financial and reporting close process. Additionally, we have formalized our processes around the review and approval of manual journal entries and the related supporting journal entry calculations and related schedules.

Although we have made progress, we noted specific instances where certain aspects of our revised procedures and internal controls over financial reporting had not been designed and implemented or did not operate effectively with regard to specific account balances or disclosures. We consider these deficiencies in the aggregate to be a material weakness based on the nature of the account balances and risks addressed.

Our management believes that the steps that we have taken and plan to continue to take, including engaging consultants to assist us in documenting and improving our system of internal controls, will improve our overall system of internal control over financial reporting and will remediate our identified material weakness.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our unaudited condensed consolidated financial statements appearing elsewhere in this report on Form 6-K.

Emerging Growth Company Status Accounting Election

As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

RISK FACTORS

Except as set forth below, there have been no material changes to the Company’s risk factors as disclosed in Item 3.D. “Key Information—Risk Factors,” in our Annual Report and under the caption “Risk Factors,” in the Company’s Report on Form 6-K for the six months ended June 30, 2021, as updated by our subsequent filings.

If we are treated as a “passive foreign investment company,” or a PFIC, for any taxable year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We do not believe that we were a PFIC in 2020. However, we expect that we will be a PFIC for our 2021 taxable year and may continue to be a PFIC in the future. The determination as to whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2021 or any future taxable year is uncertain because, among other things, (i) we currently own a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part on the market price of our ordinary shares or ADSs from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or in substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. person (within the meaning of the Code) holds our ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. person for all succeeding years during which the U.S. person holds our ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. person may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of our ordinary shares or ADSs as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to non-corporate U.S. persons), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on our ordinary shares or ADSs and (iii) required compliance with certain reporting requirements. We expect to provide the information that would enable investors to make a qualified electing fund election, or a QEF election, should we be classified as a PFIC.

For further information regarding the U.S. federal income tax considerations relevant to our potential status as a PFIC, please see the section entitled “ 10.E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company, or PFIC, Rules” in our Annual Report.

EXHIBIT INDEX

Exhibit	Description

4.1+	Freeline Therapeutics Holdings plc 2021 Equity Inducement Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on September 28, 2021)

99.1*

Press Release dated November 9, 2021, “Freeline Reports New Data from Fabry Disease Program, Pipeline and Company Updates, Including Appointment of Pamela Foulds, MD as Chief Medical Officer, and Third Quarter 2021 Financial Results”

101

The following materials formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Balance Sheets as of September 30, 2021 and 2020, (ii) Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine month periods ended September 30, 2021 and 2020 and, (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2021 and 2020 and (iv) Notes to Unaudited Condensed Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Furnished herewith.

+Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Michael J. Parini
	Name:	Michael J. Parini
	Title:	Chief Executive Officer

By:	/s/ Benjamin Warriner
	Name:	Benjamin Warriner
	Title:	Vice President, Finance

Date: November 9, 2021